As filed with the Securities and Exchange Commission on January 21, 2004 File No. __________


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

           Under Section 12(b) or 12(g) of the Securities Act of 1934

                           AMAZING NUTRITIONALS, INC.
                 (Name of Small Business Issuer in its Charter)

            Delaware                                            74-3046548
 (State or Other Jurisdiction                                 (I.R.S. Employer
of Incorporation organization)                               Identification No.)

                           AMAZING NUTRITIONALS, INC.
                               43 West 33rd Street
                                    Suite 405
                              New York, N.Y. 10001
                                  (212)695-3334
          (Address and Telephone Number of Principal Executive Offices)

                                 C.J. Lieberman
                               43 West 33rd Street
                                    Suite 405
                              New York, N.Y. 10001
                                  (212)695-3334
           (Name, address and telephone number for agent for service)

                                   Copies to:
                             Michael S. Krome, P.C.
                                  8 Teak Court
                           Lake Grove, New York, 11755
                                 (631) 737-8381
                              (631) 737-8382 (fax)

        Securities to be registered under Section 12(b) of the Act: None

          Securities to be registered under Section 12(g) of the Act:
                    Common Stock, $.0001 Par Value Per Share


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                                TABLE OF CONTENTS

Part I
               ITEM 1.  DESCRIPTION OF BUSINESS

               ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                        OPERATION

               ITEM 3.  DESCRIPTION OF PROPERTY

               ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Part II
               ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

               ITEM 6.  EXECUTIVE COMPENSATION

               ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

               ITEM 8.  DESCRIPTION OF SECURITIES

               ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

               ITEM 10.  LEGAL PROCEEDINGS

               ITEM 11. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                        ACCOUNTING AND FINANCIAL DISCLOSURE

               ITEM 12. RECENT SALE OF UNREGISTERED SECURITIES
                        INDEMNIFICATION OF DIRECTORS AND OFFICERS

               ITEM 13. FINANCIAL STATEMENTS AND EXHIBITS

Part Financial Statements

Part III

               ITEM 1.  INDEX TO EXHIBITS

               ITEM 2.  DESCRIPTION OF EXHIBITS


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PART I

Item 1   DESCRIPTION OF BUSINESS

GENERAL DEVELOPMENT

AMAZING NUTRITIONALS, INC. (the "Company") was incorporated in the State of Delaware on May 8, 2002 with the intent to engage and compete in the nutritional supplement market. The Company manufacturers, markets and distributes nutritional supplements. The Company`s proprietary nutritional supplements are created by leading scientists and medical doctors who are experienced in alternative medicine. The Company was spun-off by its parent company Advanced Plant Pharmaceuticals, Inc, a public company trading under the symbol APPI on the NASDAQ OTC Bulletin Board. The spin-off will benefit the Company in many ways including but not limited to the utilization of APPI's existing manufacturing, marketing and distribution resources. The Company's executive team has many years of experience in the nutritional markets.

BUSINESS OF ISSUER

Amazing Nutritionals is a manufacturing, marketing and afflicted company dedicated to improving health and well-being of persons infected with disease through the use of natural products that are healthy and improve quality of life. The Company's products represent the best in today's wide variety of nutritionals. Nutritionals are food components that provide demonstrated physiological benefits or reduce the risk of chronic disease, above and beyond their basic nutritional functions. Our motto is "Excellence through research". The Company's immediate goals are;

1) To further develop and bring to market LHM 123, a whole plant nutritional intended to treat those afflicted with Alzheimer's disease.

2) To seek out, manufacture, market and distribute new innovative products related to the nutritional market.

3) To work on gross margins of 50% or better.

4) To achieve net profits of at least 25%.

PRODUCTS

AMAZING NUTRITIONALS, INC. plans to offer its customers the very best in nutritional supplements. The Company will begin operations with one product LHM 123, a natural formulation intended for those infected with Alzheimer's disease. The Company will also look for new innovative products that fit into their line of products. The Company will take advantage of APPI's unique proprietary manufacturing technologies when it can be applied to one of its products.


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MARKET SUMMARY

AMAZING NUTRITIONALS, INC.'s target market is people who want to have the finest and most effective nutritional supplements on the market today. The total nutritional supplement market in the United States is estimated to be in excess of 30 billion dollars, and the Company believes it can capture a major share of the market with its proprietary products and products to be developed utilizing APPI's proven manufacturing technologies.

MARKET SEGMENTS

* Direct Response: The Company's market research indicates that most of the successful nutritional supplements were initially marketed through some form of direct response advertising. Television, radio, print ad and internet direct response campaigns accounted for a large portion of all nutritional supplement sales in the United States last year. It is the intention of the Company to utilize various forms of direct response marketing for its products.

The Company has chosen direct marketing as its marketing preference. Direct marketing allows the Company to test market any of its products on a small scale in a demographically acceptable market. The Company will determine the feasibility of further marketing once a small scale test has been performed. (The Company intends to spend marketing dollars wisely.)

* Wholesale: traditionally most nutritional supplements are sold through wholesale distribution channels who service retail outlets. The Company plans to distribute product through wholesale only when their products have been successfully exposed through direct response advertising.

* International: The Company plans to distribute its products to growing markets abroad. Such markets include but are not limited to Europe and South America.

THE INDUSTRY

The nutritional supplement market has grown significantly over the past decade. The growth of the drug and health food super chain stores has made a few large brands dominant. They produce relatively inexpensive supplements and compromise in quality in order to stay at low price levels. Manufacturers of quality supplements are in general shuffling for niches to hide in. Although the Company was essentially developed around a niche, many of the more traditional supplement manufacturers are looking for niches, trying to deal with declining sales as the main volume goes elsewhere.

COMPETITION

In the mainstream business (wholesale), channels are critical to volume. The manufacturers with impact in the national sales are going to win display space in the store, and most buyers seem content to pick their product off the store floor. Price is critical, because the channels take significant margins. Buyers are willing to settle for laminated quality.


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In direct sales to customers, price isn't as critical. The Company's target customer is not making his purchase based on price alone; rather he or she is purchasing our product for effectiveness, trouble free buying at a fair price. Reliable delivery is as important as an effective product.

SALES

The Company's strategy focuses first on maintaining the identity with the customer who appreciates the best available quality. The Company hopes to find these customers using a combination of direct-response marketing approaches, and direct sales to distributors.

The Company will focus on growing our presence in the nutritional supplement market through any medium that finds our specialty customer. The Company will also work with national brokers having access to chain and wholesale drug operations, chain food operations, mass-merchandisers (such as Wal-Mart, Kmart, Target, etc.), the U.S. Military and all wholesalers who service these classes of trade. Specialty retail is a new channel that could become important for us.

APPI's relationship with certain distributors could be very promising for us. The Company hopes to introduce our products to distributors whom have or had a relationship with APPI.

PERSONNEL PLAN

AMAZING NUTRITIONALS, INC. assumes slow growth in the number of employees, and 10% per annum pay raises. The Company plans to have a benefits policy (with fully-paid medical, dental, and life insurance, plus a profit sharing and 401K plan) and very low turnover.

Starting salaries are low based upon the start-up status of the Company. Employees whom impact the company in a positive manner will be compensated accordingly through increased salary, stock options or a combination of both.

Registrant's principal executive offices are at 43 West 33rd Street, Suite 405, New York, N.Y. 10001. Telephone (212)695-3334.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OR PLAN OF OPERATION

Plan Of Operation

On January 2, 2004, AMAZING NUTRITIONALS, INC. entered into a Stock Purchase Agreement with Advanced Plant Pharmaceuticals, Inc. ("APPI") whereby all the issued and outstanding shares of AMAZING NUTRITIONALS, INC. was acquired by APPI. Subsequently, APPI declared a stock dividend whereby for each 2000 shares of APPI owned on the records date of January 5, 2003, the shareholder will receive 1 share of AMAZING NUTRITIONALS, INC. Over the next twelve months the


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Company intends to begin a series of steps which hopefully will lead to the establishment of a successful business in the nutritional market. The Company intends to establish a manufacturing and research facility to arrange for new product research and development, manufacturing and distribution. In order to set up this plant, the Company will require additional funds to pay for the as of yet unascertained costs of setting up the manufacturing and research facility envisioned. The minor administrative costs for the Company have been and will in all likelihood continue to be borne by the Company's President during 2004, or until such time when the Company makes a more active effort to implement its manufacturing, marketing and distribution plans.

AMAZING NUTRITIONALS, INC.'s start-up costs are estimated to be $1,200,000. These costs include expenses associated with opening and maintaining the Company's offices for the next 18 months, salaries, manufacturing, patents, trademarks, r&d, marketing, legal and accounting. The start-up costs are to be financed by equity private placements. The assumptions are shown in the following table and illustration.

 Start-up Plan
 Start-up Expenses

 Legal                                                              $20,000
 Accounting                                                         $25,000
 Rent ( $2,500 per month x 18)                                      $45,000
 Salaries  ( 5 employees x 18 months)                              $400,000
 Manufacturing                                                     $100,000
 Marketing                                                         $500,000
 Research and development                                           $50,000
 Patents & Trademarks                                               $30,000
 Misc.  (Travel, tel., office equip. etc.)                          $30,000
 Total Start-up Expense                                          $1,200,000

 Start-up Assets Needed

 Cash Requirements                                                       $0
 Start-up inventory                                                      $0
 Other Short-term Assets                                                 $0
 Total Short-term Assets                                                 $0

 Long-term Assets                                                        $0
 Total Assets                                                            $0

 Total Start-up Requirements:                                    $1,200,000
 Left to finance:                                                $1,200,000

 Start-up Funding Plan

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 Investment

 Private Placement                                                       $0
 Investor 2                                                              $0
 Other                                                                   $0
 Total investment                                                        $0

 Short-term Liabilities

 Unpaid Expenses                                                         $0
 Short-term Loans                                                        $0
 Interest-free Short-term                                                $0
 Loans
 Subtotal Short-term                                                     $0
 Liabilities
 Long-term Liabilities                                                   $0
 Total Liabilities                                                       $0


 Loss at Start-up                                                        $0
 Total Capital                                                           $0
 Total Capital and                                                       $0
 Liabilities
 Checkline                                                               $0

SALES FORECAST

AMAZING NUTRITIONALS, INC's sales forecast assumes no change in costs or prices.

The Company is expecting to increase sales from $973,465 for the first fiscal year ending December 31, 2004 to $4,000,000 in the next year. The growth forecast is relatively high for our industry because we are developing new channels of distribution. In fiscal year starting 2006 we expect growth closer to 20% per year. The Company is not projecting significant changes in the product line, or in the proportion between different lines.

   Sales Forecast
 Sales                               FY2004          FY2005          FY2006
 Nutritional Sales                 $973,465      $4,000,000      $7,500,000
 Other                                   $0              $0              $0
 Total Sales                       $973,465      $4,000,000      $7,500,000

 Direct Cost of sales                FY2004          FY2005          FY2006
 Nutritional Sales                  $97,500        $400,000        $751,000
 Other                                   $0              $0              $0
 Subtotal Cost of Sales             $97,500        $400,000        $751,000



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

                                 [SALES MONTHLY]

                                   [BAR CHART]

AMAZING NUTRITIONALS, INC. plans to finance growth mainly through cash flow. The Company recognizes that this means the Company will have to grow more slowly than it might like. Collection days is very important, the Company does not want to let its average collection days get above 30 under any circumstances.

ASSUMPTIONS

The financial plan depends on important assumptions, most of which are shown in the following table. The key underlying assumptions are:


* AMAZING NUTRITIONALS, INC. assumes a slow-growth economy, without major recession.

* The Company assumes of course that there are no unforeseen changes in technology to make products immediately obsolete.

* The Company assumes access to equity capital and financing sufficient to maintain our financial plan as shown in the tables.

   General Assumptions
                                     FY2004          FY2005          FY2006
 Short-term Interest Rate %          10.00%          10.00%          10.00%
 Long-term Interest Rate %           10.00%          10.00%          10.00%
 Payment Days Estimator                 30              30              30
 Collection Days Estimator              30              30              30
 Inventory Turnover Estimator         6.00            6.00            6.00
 Tax Rate %                          25.00%          25.00%          25.00%
 Expenses in Cash %                  10.00%          10.00%          10.00%
 Sales on Credit %                   50.00%          50.00%          50.00%
 Personnel Burden %                  15.00%          15.00%          15.00%


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BREAK-EVEN ANALYSIS

AMAZING NUTRITIONALS, INC.'s break-even analysis is based on running costs, the "burn-rate" costs the Company intends to incur to keep the business running, not on theoretical fixed costs that would be relevant only if the Company were closing. Between payroll, rent, utilities, and basic marketing costs, the Company believes $55,000 is a good estimate of fixed costs.

AMAZING NUTRITIONALS, INC.'s assumptions on average unit sales and average per-unit costs depend on averaging. The Company does not really need to calculate an exact average, this is close enough to help the Company understand what a real break-even point might be.

The essential insight here is that the Company sales levels will be running comfortably above break-even.

 Break-even Analysis:

 Monthly Units Break-even                                             2,041
 Monthly Sales Break-even                                           $61,122

 Assumptions:

 Average Per-Unit Revenue                                            $29.95
 Average Per-Unit Variable Cost                                       $3.00
 Estimated Monthly Fixed Cost                                       $55,000

                             [BREAK-EVEN ANALYSIS]

                                   [LINE CHART]


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Item 3.  DESCRIPTION OF PROPERTY

AMAZING NUTRITIONALS, INC.'s president provides the Company with limited office space in his offices at no charge located at 43 West 33rd Street, Suite 405, New York, N.Y. 10001. The space is currently sufficient for the needs of the Company.

Item 4.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of January 14, 2004, of each officer or director of the Company, by each person or firm who owns more than 5% of the Company's outstanding shares and by all officers and directors of the Company as a group.

                                                     Number of       Percentage
                                                     Shares           of shares
Name                                                 Owned              owned
--------------------------------------------------------------------------------
Advanced Plant Pharmaceuticals, Inc.                 3,300,000          16.5%
Chairman - C.J. Lieberman                            2,500,000          12.5%
President - Barry Clare                              1,200.000             6%
CFO - Samuel Berkowitz                                 250.000          1.25%
David Lieberman                                        250,000          1.25%
Sales & Marketing Director - Joel Appel                 50,000          *
Michael S. Krome                                        25,000          *

Officers and                                         3,950,000              %
Directors as a Group  (3 persons)

----------
*     Ownership is less than 1%

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Registrant submitted no matters to a vote of its security holders during its fiscal year ended December 31, 2002.

Part II.

Item 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS OF
         REGISTRANT

Name                          Age           Position

C.J. Lieberman                40            Chairman
Barry Clare                   45            President
Samuel Berkowitz              47            CFO/Secretary
Joel Appel                    64            President of Sales &
Marketing


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C.J. LIEBERMAN. Mr. Lieberman has been the Chairman of Amazing Nutritionals,
Inc. since inception Mr. Lieberman has over 10 years of varied business experience in the Whole Plant Pharmaceutical industry.

BARRY CLARE. Mr. Clare has been the President of Amazing Nutritionals, Inc. since inception. He will serve until the next annual meeting or until his successor is elected and qualified. Mr. Clare brings to Amazing Nutritionals, Inc. many years of varied business experience. Prior to joining Amazing, Mr. Clare was President of Sales & Marketing for Advanced Plant Pharmaceuticals, Inc. "APPI". Amongst many sales and marketing duties Mr. Clare was responsible for bringing APPI's cholesterol reducing dietary supplement Lo-Chol from the laboratory to the market. Mr. Clare was founder and President of American Breaktime Industries, Inc., an institutional in-plant feeding company with annual sales exceeding $7,000,000. Mr. Clare was the Vice President and President of Intermediaries Inc., and Venture Capital Stage, Inc. respectively. Intermediaries and Venture Capital Stage specialized in raising seed capital for emerging growth companies with patented or proprietary technologies, arranged reverse mergers and conducted mergers and acquisitions.

SAMUEL BERKOWITZ. Mr. Berkowitz has served as Chief Financial Officer for Amazing Nutritionals, Inc. since inception, and will continue to serve until his successor is elected and qualified. Mr. Berkowitz joined the Company in May of 1996. Mr. Berkowitz has more than 20 years experience in purchasing and inventory control. Mr. Berkowitz was the former Director of purchasing for EZ International a notions and crafts company. His duties included handling all domestic purchasing, sourcing, importing, printing, packaging and warehouse management for the Company. Prior to EZ International Mr. Berkowitz was Assistant Director of Purchasing for Pentapco, Inc. also involved in the notion and crafts industry. In 1978 Mr. Berkowitz received his BA in economics from Yeshiva University.

JOEL APPEL. Mr. Appel has been the President of Sales & Marketing for Amazing Nutritionals, Inc. since inception. He will serve until the next annual meeting scheduled for May 2004, or until his successor is elected and qualified. Mr. Appel began his career at Proctor & Gamble serving in the position of Territory Manager, Unit Manager and District Manager. While at Proctor & Gamble, Mr. Appel introduced Pampers Disposable Diapers and won an award for selling the most disposable diapers in the United States. During the 70's, 80's and 90's Mr. Appel was involved in sales and marketing of some very familiar brands, Oxy 5, Tums, Aqua Net and Orajel, just to name a few. During the early 80's he was Senior Executive VP at Jeffrey Martin where he served on the Board of Directors. In the late 80's Mr. Appel held the position of Senior VP of Sales with Thompson Medical where he was part of the team that introduced Ultra Slim Fast. More recently Mr. Appel held the position of Senior VP of Sales with GenDerm Health Care. While at GenDerm he helped reposition ZOSTRIX and ZOSTRIX -HP from ethically promoted and positioned products to consumer (OTC) products. The brand grew from 6 million to over 20 million dollars in sales in less than two years.


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Item 6.  EXECUTIVE COMPENSATION

No compensation was paid to any officer or director of the Company during the fiscal year ending December 31, 2002.

Item 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On January 2, 2004, the Registrant acquired certain assets of APPI, a publicly traded Delaware corporation, in exchange for 3,300,000 shares of the Registrant's common stock. The primary assets are for all formulations, trade secrets, rights, patents and trademarks pertaining to APPI's dietary supplement LHM 123.

Item 8.  DESCRIPTION OF SECURITIES.

Amazing Nutritionals, Inc.'s authorized capital stock is 20,000,000 shares of Common Stock, par value $0.0001 per share. As of January 14, 2004, we had issued 7,530,000 of our shares of common stock.

The following brief description of the Company's common stock and preferred stock is subject in all respects to Delaware law and to the provisions of our Articles of Incorporation, as amended (the "Articles") and our Bylaws, copies of which have been filed as exhibits to this registration statement.

COMMON STOCK

Each share of Amazing Nutritionals, Inc. common stock entitles the holder to one
(1) vote on all matters submitted to a vote of the stockholders. The Company's common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of our common stock voting for the election of directors can elect all members of the Board of Directors. A majority vote is also sufficient for other actions that require the vote or concurrence of stockholders except in cases in which more than a simple majority is required by law. Holders of the Company's common stock are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefore. Holders of shares of the Company's common stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds, legally available therefore. Upon the Company's liquidation, dissolution or winding up, after payment to creditors, the holders of the Company's common stock are entitled to share ratably in the assets of the Company, if any, legally available of distribution to the Company's common stockholders. The Company's bylaws require that only a majority of the issued and outstanding shares of our common stock need be represented to constitute a quorum and to transact business at a stockholders' meeting.


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The Company's common stock has no preemptive rights or no subscription, redemption or conversion privileges.

The Company's Board of Directors has total discretion as to the issuance and the determination of the rights and privileges of any shares of the Company's common stock which may be issued in the future, which rights and privileges may be detrimental to the rights and privileges of the holders of the Company's existing shares of our common stock now issued and outstanding.

The transfer agent and registrar for our common stock is Stock Transfer.com, 33 North Avenue, Suite 12, Burlington, VT (802) 862-8360.

Item 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Amazing Nutritionals, Inc.'s Certificate of Incorporation includes provisions to eliminate, to the full extent permitted by Delaware General Corporation Law as in effect from time to time, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors. The Certificate of Incorporation also includes provisions to the effect that the Company shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify any director or officer. In addition, the Company's By-laws require the Company to indemnify, to the fullest extent permitted by law, any director, officer, employee or agent of the Company for acts which such person reasonably believes are not in violation of the Company's corporate purposes as set forth in the Certificate of Incorporation.

Section 145(a) of the Delaware Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of non contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 145(b) of the Delaware Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suite by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees)


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

actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit is brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(c) of the Delaware Law provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

Section 145(d) of the Delaware Law states that any indemnification under subsections (a) and (b) of section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

Section 145(e) of the Delaware Law provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in section 145. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

Section 145(f) of the Delaware Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

Section 145(g) of the Delaware Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such


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

capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of section 145.

Section 145(j) of the Delaware Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

PART 2

ITEM 1.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

      (a) The Company's Common Stock has never traded.

      (b) As of December 31, 2003, there were approximately 6 (six) holders of the Company's Common Stock.

      (c) No dividends were paid during the fiscal year ending Dec. 31, 2003.

ITEM 2.  LEGAL PROCEEDINGS

There are no pending or threatened legal proceedings against the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company did not change accountants for the fiscal year ending 2003.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITES

         None

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Certificate of Incorporation includes provisions to eliminate, to the full extent permitted by Delaware General Corporation Law as in effect from time to time, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors. The Certificate of Incorporation also includes provisions to the effect that the Company shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify any director or officer. In addition, the Company's By-laws require the Company to indemnify, to the fullest extent permitted by law, any director, officer, employee or agent of the Company for acts which such person reasonably believes are not in violation of the Company's corporate purposes as set forth in the Certificate of Incorporation.

Section 145(a) of the Delaware Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of non contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 145(b) of the Delaware Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suite by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit is brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(c) of the Delaware Law provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

Section 145(d) of the Delaware Law states that any indemnification under subsections (a) and (b) of section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

Section 145(e) of the Delaware Law provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in section 145. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

Section 145(f) of the Delaware Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

Section 145(g) of the Delaware Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of section 145.

Section 145(j) of the Delaware Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

Item 13. EXHIBITS, FINANCIAL STATEMENTS SCHEDULES

                           AMAZING NUTRITIONALS, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2003




January 2, 2004

                           AMAZING NUTRITIONALS, INC.


                                DECEMBER 31, 2003

                                    I N D E X

                                                                        Page No.
                                                                        --------

INDEPENDENT AUDITORS' REPORT                                               2


BALANCE SHEET                                                              3


STATEMENTS OF OPERATIONS AND DEFICIT                                       4


STATEMENTS OF CASH FLOWS                                                   5


NOTES TO THE FINANCIAL STATEMENTS                                          6

      BRANCH OFFICE                                             TEL 212-840-2595
     20 LEBANON ROAD                                            FAX 212-840-7239
SCARSDALE, NY 10583-7122                                         www.lwccpa.com
      914-723-3376

                         Livingston, Wachtell & Co., LLP
                          certified public accountants
                           1140 avenue of the americas
                             new york, ny 10036-5803

LEONARD L. EIGER, C.P.A.                  JAY J. LIVINGSTON, C.P.A. (1919-1972)
IRA E. COHEN, C.P.A.                      THEODORE WACHTELL, C.P.A. (1919-1966)
JAMES R. GRIMALDI, C.P.A.                 HERBERT H. REYBURN, C.P.A. (1934-1985)
LAWRENCE GOLDMAN, C.P.A.                  IRVING ZUCKERMAN, C.P.A. (1965-1985)
                                          SAM BECKER, C.P.A. (1971-2001)

      To the Board of Directors and Shareholders
      Amazing Nutritionals, Inc.
      New York, N.Y.

                          INDEPENDENT AUDITORS' REPORT

      We have audited the accompanying balance sheet of Amazing Nutritionals, Inc. (a development stage enterprise) as of December 31, 2003 and the related statements of operations and deficit and cash flows for the year then ended and for the period May 8, 2002 (Inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amazing Nutritionals, Inc. at December 31, 2003 and the results of its operations and its cash flows for the year then ended and from May 8, 2002 (Inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company, in order to commence operations, will need to raise funds for working capital. There can be no assurances that the Company will successfully acquire the necessary funding to commence its operations.

      /s/Livingston Wachtell & Co., LLP

      New York, N.Y.
      January 2, 2004

                           AMAZING NUTRITIONALS, INC.
                        (A Development Stage Enterprise)

                                  BALANCE SHEET

                                DECEMBER 31, 2003

                                     Assets

Current assets

     Cash and cash equivalents                                        $    100
                                                                      --------

           Total assets                                               $    100
                                                                      ========


                    Liabilities and Stockholders' Deficiency

Current liabilities

     Accrued expenses                                                 $  2,224
     Due to related company                                              6,027
     Due to shareholder                                                    890
                                                                      --------

           Total liabilities                                             9,141
                                                                      --------

Stockholders' deficiency

     Common stock                                                        4,275
     Deficit accumulated during development stage                      (13,316)
                                                                      --------

           Total stockholders' deficiency                               (9,041)
                                                                      --------

           Total liabilities and stockholders' deficiency             $    100
                                                                      ========

                   The accompanying notes are an integral part
                          of the financial statements.

                           AMAZING NUTRITIONALS, INC.
                        (A Development Stage Enterprise)

                      STATEMENTS OF OPERATIONS AND DEFICIT

                                                                 Cumulative
                                                                Amounts since
                                             For the Year        Inception
                                                Ended           May 8, 2002
                                             December 31,      To December 31,
                                                 2003               2003
                                             ------------       ------------
Revenues                                     $         --       $         --

Cost of sales                                          --                 --
                                             ------------       ------------

         Gross profit                                  --                 --

General and administrative expenses                 6,506             13,316
                                             ------------       ------------

         Net loss                                  (6,506)           (13,316)

  Deficit - beginning of period                    (6,810)                --
                                             ------------       ------------

Deficit - end of period                      $    (13,316)      $    (13,316)
                                             ============       ============

                   The accompanying notes are an integral part
                          of the financial statements.

                           AMAZING NUTRITIONALS, INC.
                        (A Development Stage Enterprise)

                            STATEMENTS OF CASH FLOWS

                                                                                                 Cumulative
                                                                                                   Amounts
                                                                                                    Since
                                                                                For the           Inception
                                                                                 Year            May 8, 2002
                                                                                 Ended                To
                                                                              December 31,       December 31,
                                                                                  2003               2003
                                                                              ------------       ------------
Cash flows from operating activities:

     Net loss                                                                 $     (6,506)      $    (13,316)
     Adjustments to reconcile net loss from operations
         to net cash used by operating activities:
         Stock issued for services                                                   4,275              4,275
         Changes in assets and liabilities:
         Accrued expenses                                                            2,224              2,224
                                                                              ------------       ------------

               Net cash used in operations                                              (7)            (6,817)
                                                                              ------------       ------------

Cash flows from financing activities:

     Bank overdraft                                                                   (890)                --
     Due to shareholder                                                                890                890
     Due to related company - APPI                                                     107              6,027
                                                                              ------------       ------------

               Net cash provided by financing activities                               107              6,917
                                                                              ------------       ------------

Net increase in cash and cash equivalents                                              100                100

Cash and cash equivalents - beginning of period                                         --                 --
                                                                              ------------       ------------

Cash and cash equivalents - end of period                                     $        100       $        100
                                                                              ============       ============



Supplemental cash flow information: Cash paid during the period for:

               Interest                                                       $         --       $         --
                                                                              ============       ============

               Income taxes                                                   $         --       $         --
                                                                              ============       ============

                   The accompanying notes are an integral part
                          of the financial statements.

                           AMAZING NUTRITIONALS, INC.

                        NOTES TO THE FINANCIAL STATEMENTS

1.    SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

      Amazing Nutritionals, Inc. ("the Company" or "ANI") focuses on the sale of dietary health supplements. The Company is a development stage enterprise that will focus on the selling and marketing of nutritional supplements dedicated to improving health and well being through the use of natural products. The Company intends to achieve this goal through the acquisition of existing products.

      The Company will also test market its own products in demographically acceptable areas, and upon successful introduction of a product in the marketplace, will distribute its products from distribution outlets already established by Advanced Plant Pharmaceuticals, Inc, ("APPI"), a related entity. ANI was incorporated in May 2002 and had devoted most of its efforts since inception to date on acquiring agreements and rights to various nutritional supplements and on raising capital. The Company's offices are located in New York City.

      CAPITAL RESOURCES AND BUSINESS RISKS

      The Company has been primarily involved in organizational activities and raising capital and is therefore in the development stage at December 31, 2003. All future operations are subject to all of the risks inherent in the establishment of a new business enterprise. Additional capital resources through new offerings of securities will be needed in order to achieve the Company's present objectives. The Company plans on making the following expenditures: i) acquiring the rights to market all natural dietary supplements; ii) applying for patents for its line of proprietary nutritional supplements, iii) performing research and development studies on new and existing supplements, and iv) developing and implementing an extensive marketing campaign to promote its line of proprietary nutritional supplements.

      The Company, in order to commence operations, it will be necessary for the Company to raise funds in order to make acquisitions and obtain working capital. There can be no assurances that the Company will be successful in acquiring the working capital required to bring its nutritional supplements to the commercial market.

      CONTROL BY PRINCIPAL STOCKHOLDERS

      The Company's director, executive officers and other related parties own beneficially and in the aggregate, the majority of the voting power of the outstanding shares of the common stock of ANI. Accordingly, the director, executive officers and related parties, if they vote their shares uniformly, would have the ability to control the approval of most corporate actions, including increasing the authorized capital stock, as well as the dissolution, merger or sale of all of the Company's assets.

      CASH AND CASH EQUIVALENTS

      The Company considers all highly liquid debt securities purchased with original or remaining maturities of three months or less to be cash equivalents.

                           AMAZING NUTRITIONALS, INC.

                        NOTES TO THE FINANCIAL STATEMENTS

1.    SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

      FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair market value because of the short maturity of those instruments. It is not practicable to estimate the fair value of loans payable to stockholders due to the fact that they are related party transactions.

      REVENUE RECOGNITION

      Upon commencement of revenue producing activities, revenue will be recognized upon shipment to customers. The Company will adopt Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101, which provided guidance on the recognition, presentation and disclosure of revenue in financial statements.

      STOCK ISSUED FOR SERVICES

      The Company issued 4,275,000 shares of common stock valued at $4,275 (par value) for consulting services rendered. The value of the stocks, issued for the services will be based upon management's estimate of the fair value of the Company's stock at the date of issuance.

      RESEARCH AND DEVELOPMENT COSTS

      Research and development costs will be expensed as incurred. Internal research and development services that the Company contracts out are expensed as incurred by the Company.

      INCOME TAXES

      The Company will utilize the asset and liability method of accounting for income taxes as required by Statement of Financial Accounting Standards No. 109 ("SFAS 109"), Accounting For Income Taxes. SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of certain assets and liabilities.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                           AMAZING NUTRITIONALS, INC.

                        NOTES TO THE FINANCIAL STATEMENTS

1.    SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

      SIGNIFICANT ESTIMATES

      Several areas require significant management estimates relating to uncertainties for which it is reasonably possible that there will be a material change in the near term. The more significant areas requiring the use of management estimates related to the valuation of inventory, intangible assets, all accrued liabilities and the valuation of the stock options and stock issued for debt and services provided by related parties.

2.    RELATED PARTY TRANSACTIONS

      Included in "Due to Related Company" are general and administrative expenses paid by APPI on behalf of the Company. The amount due for these expenses is $6,027 at December 31, 2003.

3.    CAPITAL STOCK

      The Company is authorized to issue 20 million shares of its common stock, par value $.001 per share. The holders of common stock are entitled to one vote per each share held on all matters to be voted on by stockholders. As of December 31, 2003, the Company has issued 4,275,000 common shares, issued at par value.

4.    SUBSEQUENT EVENT

      As of January 2004, the Company will acquire from APPI, all legal rights to an all natural dietary supplement to help improve the lives of those afflicted with Alzheimer's disease. As consideration for receiving all rights to this natural supplement, the Company will issue to APPI a total of 3,300,000 shares of its common stock. Upon the completion of this transaction, APPI will then become a major shareholder in the Company.

PART III

ITEM 1.  INDEX TO EXHIBITS

3.1      Certificate of Incorporation of AMAZING NUTRITIONALS, INC.

3.2      By-Laws of AMAZING NUTRITIONALS, INC.

99.1     Asset Purchase Agreement with Advanced Plant Pharmaceuticals, Inc.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AMAZING NUTRITIONALS, INC.


January 21, 2004                        By: /s/ Barry Clare
                                            ------------------------------------
                                            Barry Clare, President